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SECUR 15027372 SION

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8/27

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SEC
Mail Processing
Section
AUG 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Firstrade Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30-50 Whitestone Expressway, Suite A301
(No. and Street)

Flushing	New York	11354
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Liu — 718-269-1504
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue	Flushing	New York	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2015
REGISTRATIONS BRANCH
11

ab

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firstrade Securities Inc., as of June 30th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATTY WONG
Notary Public, State of New York
No. 01WO6169734
Qualified in Queens County
Commission Expires: July 2, 2016

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRSTRADE SECURITIES, INC.

CONTENTS

WEI WEI CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718)445-6308
FAX.(718)445-6309

• CALIFORNIA OFFICE
36 W. BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626)282-1630
FAX.(626)282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. as of June 30, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The financial statement is the responsibility of Firstrade Securities, Inc.'s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

Wei Wei & Co. LLP
Flushing, NY
August 19, 2015

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 4,036,311
Due from clearing broker	895,156
Accrued interest receivable	2,290
Prepaid taxes	216,147
Prepaid expenses	127,985
Deferred tax assets	29,985
Loan receivable-current portion	24,000
Investments	120,966
Short-term investments-other	534,942
Total Current Assets	5,987,782
PROPERTY AND EQUIPMENT-NET OF ACCUMULATED DEPRECIATION OF $1,675,280	218,919
OTHER ASSETS	
Rebate reserve fund	25,000
Clearing deposits	1,012,800
Loan receivable, net of current portion	28,000
Long-term investment-other	1,066,087
Other assets	99,672
Intangible assets, net of accumulated amortization of $4,760,887	191,540
Total Other Assets	2,423,099
Total Assets	**$ 8,629,800**

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 212,707
Accrued payroll	1,070,931
Obligation under capital lease - current	10,710
Total Current Liabilities	1,294,348
OTHER LIABILITIES	
Obligation under capital lease, net of current portion	6,936
Deferred rent	80,431
Deferred tax liability	18,185
Total Liabilities	1,399,900
STOCKHOLDERS' EQUITY	
Preferred stock- $.10 par value, 4,000,000 shares authorized, none issued or outstanding	
Common stock- $.01 par value, 32,000,000 shares authorized, 19,003,500 shares issued and 18,828,500 shares outstanding	190,035
Additional paid-in capital	2,039,773
Retained earnings	5,437,592
Less: Treasury stock at cost, 175,000 shares	(437,500)
Total Stockholders' Equity	7,229,900
Total Liabilities and Stockholders' Equity	**$ 8,629,800**

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

1. ORGANIZATION

Firstrade Securities, Inc. (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

b) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

d) Investments-Other

Certificates of deposit held for investment that are not debt securities are included in "investments-other." Certificates of deposit with maturities less than one year are classified as "short-term investments-other." Certificates of deposit with maturities greater than one year are classified as “long-term investment-other.”

A certificate of deposit for approximately $1,010,000 is being held as collateral for the Company’s line of credit (see Note 6).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Fair Value Measurements

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are related to identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities in active markets which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

f) Investments Valuation

Investments are carried at the values shown in Note 4 of the financial statements. The fair value of alternative investments has been estimated using the Net Asset Value ("NAV") as reported by the management of the respective alternative investments fund. FASB guidance provides for the use of the NAV as a "Practical Expedient" for estimating fair value of alternative investments. The NAV reported by each alternative investment fund is used as a practical expedient to estimate the fair value of the Company's ability to redeem its interest in the near term.

g) Property and Equipment

Property and equipment are stated at cost. Major expenditures for the acquisition of property, equipment and betterments that substantially increase useful lives of the fixed assets are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided utilizing the double declining balance half year convention method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful lives of the improvements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

h) Intangibles
Intangible assets consist of trademarks and software and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15 years. Software development costs are amortized using the straight-line method over a useful life of 3 years; these costs which include consulting fees, payroll and payroll related costs are associated with various ongoing computer software based projects. As of June 30, 2015, costs totaling $ 4,944,604 relating to several of these projects were at the application development stage and consequently capitalized.

i) Income Taxes
Deferred income tax assets and liabilities are computed for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. These components of temporary differences are amortization of software development costs, depreciation, accrued vacation, and unrealized gains/losses on investments.

j) Accounting for Uncertainty in Income Taxes
Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to July 1, 2011.

k) Subsequent Events Evaluation by Management
The Company has evaluated subsequent event transactions for the potential recognition or disclosure in the financial statements through August 19, 2015, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At June 30, 2015, the Company had net capital of $6,197,032 under Rule 15c3-1, which was $5,947,032 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 22%.

4. INVESTMENTS

The following table shows the major categories of investments measured at fair value at June 30, 2015, grouped by the fair value hierarchy:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted prices in markets that are not active for similar assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$ 13,137	$ -	$ -	$ 13,137
Certificates of deposit		1,601,029		1,601,029
Worthless securities	-	107,829	-	107,829
Total at fair value	$ 13,137	$ 1,708,858	$ -	$1,721,995

At June 30, 2015 the Company had no open capital commitments with limited partnerships.

5. CERTIFICATES OF DEPOSIT

Certificates of deposit totaling $534,942 are included in short-term investments-other in the accompanying financial statements. The certificates bear interest ranging from 0.55% to 0.65% and have maturities of one year, with penalties for early withdrawal.

Certificates of deposit totaling $1,066,087 are included in long-term investments-other in the accompanying financial statements. The certificates bear interest of 1.09% and have maturities of fifteen months, with penalties for early withdrawal.

Any penalties for early withdrawal would not have a material effect on the financial statements.

6. LINE OF CREDIT

The Company has a line of credit of $1,000,000 with a bank, which expires on September 1, 2016. The loan is collateralized by a $1,000,000 certificate of deposit. As of June 30, 2015, there is no outstanding balance. Interest will be charged at the bank's time certificate of deposit annual percentage rate plus 2%. Subsequently, on July 1, 2015, the Company borrowed $120,000 under the line.

7. LOANS RECEIVABLE

This consists of a $52,000 loan to an employee at 0.01% interest. Repayment began on January 1, 2012 at $2,000 per month until the balance is paid in full.

8. STOCK OPTION PLAN

The Company established the Firstrade Securities Stock Option Plan (the "Plan") to attract and retain personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. Under the Plan, the Board of Directors of the Company has authorized the issuance of stock options to purchase up to 1,000,000 shares of the Company's common stock. Options granted under the plan may be incentive stock options or non-statutory stock options. The shares issued in October 2006, which will expire in October 2016 and were all fully vested in 2010 in accordance with the Plan. At June 30, 2015, 180,300 shares were outstanding.

8. STOCK OPTION PLAN (continued)

	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at June 30, 2014	180,300	$ 1.30	2.28 years	$ -
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled and expired	-	-	-	-
Forfeited	-	-	-	-
Outstanding at June 30, 2015	180,300	$ 1.30	1.28 years	$ -
Vested at June 30, 2015	180,300	$ 1.30	1.28 years	$ -
Exercisable at June 30, 2015	180,300	$ 1.30	1.28 years	$ -

9. INCOME TAXES

Deferred tax liabilities - noncurrent at June 30, 2015, relate to the following items:

Deferred tax liabilities	
Software development costs	$ (98,295)
Less: Deferred tax asset	
Depreciation	80,110
Total deferred tax liability - noncurrent	$ 18,185

Deferred tax assets - current at June 30, 2015, relate to the following items:

Deferred tax assets	
Accrued vacation	$ 20,780
Unrealized gain/loss	9,205
Total deferred tax assets - current	$ 29,985

10. COMMITMENTS

Capital Leases

The Company leases computer equipment under capital lease agreements with varying expiration dates through 2017. The assets and liabilities under capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over the lesser of their related lease term or their estimated productive lives. Equipment held under capital leases at June 30, 2015 is as follows:

Computers	$ 92,434
Less: accumulated amortization	(56,299)
	$ 36,135

Future minimum payments under capital leases are payable as follows:

Year Ended June 30,	
2016	$ 10,710
2017	6,936
	$ 17,646

11. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with various financial institutions. The Company monitors the credit quality of the financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds as of June 30, 2015 were approximately $ 3,976,000. The amount due from the clearing broker was collected in the subsequent month.

12. TREASURY STOCK

During the year ended June 30, 2015, in August 2014 and February 2015, under a Common Stock Repurchase Agreement, the Company repurchased 50,000 shares of common stock from one stockholder. The repurchase price was $2.40 per share.

As of June 30, 2015, 175,000 shares of the Company's common stock were held as treasury stock at cost.

13. RESERVE ACCOUNT FOR CUSTOMER CREDIT BALANCES

In the course of doing business, the Company offers certain customers promotional rebates. As a result of a FINRA examination, it was determined that the Company is required to have a segregated reserve account for the unpaid promotional rebates in accordance with SEC Rule 15c3-3. At June 30, 2015, these customer rebates totaled $147. The company established a reserve bank account with $25,000 to comply with this requirement. The balance of this reserve account as of June 30, 2015 remained at $25,000.

WEI WEI CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718)445-6308
FAX.(718)445-6309

• CALIFORNIA OFFICE
36 W. BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626)282-1630
FAX.(626)282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Firstrade Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Firstrade Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Firstrade Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the "exemption provisions") and (2) Firstrade Securities, Inc. stated that Firstrade Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Firstrade Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Firstrade Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, NY
August 19, 2015

Firstrade Securities, Inc.

Exemption Report

June 30, 2015

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

Firstrade Securities has met the identified exemptive provision (K)(2)(ii) of SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2015 without exception.

John Liu

Chairman and CEO